UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Acquisition'



14 May 2007


Pearson agrees to acquire eCollege(R) for $477m

Pearson, the international education and information company, today announces that it has agreed to acquire eCollege(R) (Nasdaq: ECLG), a leader in the fast-growing US online distance learning market. The net cost to Pearson is $477m, consisting of a consideration of $538m ($22.45 per share) less $41m of proceeds from the agreed sale of eCollege's Datamark division and approximately $20m of net cash on eCollege's balance sheet. The transaction has been approved by eCollege's Board of Directors and is subject to approval by its shareholders.

eCollege, founded in 1996, works with its partner educational institutions to design, build and support online degree, certificate, diploma and professional development programs. It provides a full range of on-demand software services including course management, virtual campuses, and assessment, reporting and retention monitoring tools. The company also provides a suite of support services which include hosting, help desk, course development, technical consulting, instructional design and faculty training.

eCollege supports approximately 180 institutions and its customers include some of America's leading university and career colleges including DeVry University, Kaplan University, Laureate, Texas A&M University at Commerce and Eastern Michigan University. In 2006, student enrollments in its online courses were approximately 1.2 million.

It has played a particular role in helping educational institutions broaden access to postsecondary education for students who may be unable to attend full-time. From 2002 to 2006, the number of students taking online postsecondary qualifications with US institutions grew at a compound annual rate of more than 30% (source: Eduventures).

This acquisition extends Pearson's position as the world's leading education company and supports its goals of building its digital and international education businesses. eCollege is a pioneer in online distance learning, both in the postsecondary and in the K-12 virtual schools segment, and it is the industry leader in the fast-growing career college segment in the US. Pearson is a pioneer in the use of technology to improve learning, with leading positions in digital learning materials, student information systems, online testing, test scoring and homework and formative assessment. In 2006, Pearson generated more than $1bn of sales from these digital learning products and services.

Pearson expects the acquisition to strengthen both its own education business and eCollege in three major areas:

 1. Pearson and eCollege share many customers in the higher education market. Together the two companies expect to provide customers with additional value and choice, and a full range of services across content, curriculum development, formative assessment and homework technologies and outsourced solutions. Pearson's publishing divisions will continue to work with third party commercial and open source course management providers, and eCollege will continue to work with third party publishers;
 2. Pearson's scale and reach will enable eCollege to serve new customers in school, post-secondary education and professional/ vocational markets, both in the US and around the world. Pearson has education companies in 55 countries and in 2006 generated $1.6bn of sales in education markets outside the US; eCollege is building an international and fully multi-lingual e-learning platform;
 3. The two companies will reduce costs by eliminating eCollege's corporate and public company costs and gaining scale benefits of shared hosting, technical and support services.

In 2006, eCollege generated sales of $52m and operating profit of $22m before central costs (and excluding the Datamark division). From 2003 to 2006, sales grew at a compound annual rate of 22%. Pearson expects the acquisition to be broadly neutral to adjusted earnings per share in 2008, its first full year, and to enhance adjusted EPS and generate a return above Pearson's cost of capital from 2009.

The transaction is expected to close in the third quarter of 2007. It includes an agreement to sell the Datamark student enrollment business to a group of investors led by Oakleigh Thorne, eCollege's chairman and CEO.

Matthew Schnittman, President of eCollege's eLearning division, will join Pearson and continue to lead the company. It will operate as a separate unit from Pearson's textbook publishing companies and will retain its offices in Denver, Colorado.

Marjorie Scardino, Pearson's chief executive, said:

"eCollege will make Pearson an even stronger education company. It has been a valued partner for some years, and we have the highest regard for its people and their skills and commitment to serving their education customers. The acquisition meets our financial goals and supports our strategy of combining content, technology and services to advance learning."

Ends

For more information:

Luke Swanson/ Simon Mays-Smith:

14 May in London            +44 (0)20 7010 2310
15 May in New York           +1 (212) 641 2409



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 14 May 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary